Zoom Telephonics, Inc.
99 High Street
Boston, MA 02110

January 11, 2017

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Zoom Telephonics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-214980

Request for Acceleration
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-1 (File No. 333-214980) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on January 13, 2017, or as soon as practicable thereafter.
The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Burns & Levinson LLP at (617) 345-3361 and that such effectiveness also be confirmed in writing.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 423-1072 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance.
Very truly yours, Zoom Telephonics, Inc. By: /s/ Frank B. Manning Name: Frank B. Manning Title: President, Chief Executive Officer, Chairman of the Board and acting Chief Financial Officer cc:
Stephen D. Brook, Esq., Burns & Levinson LLP